Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement on Amendment No. 1 to Form S-1 of our report dated March 24, 2026, relating to the financial statements of KPET Ultra Paceline Corporation (formerly known as Paceline Solutions Corporation) as of December 31, 2025 and for the period from September 29, 2025 (inception) through December 31, 2025, which is contained in that Prospectus. Our report contains explanatory paragraphs regarding the restatement to correct certain misstatements and KPET Ultra Paceline Corporation’s (formerly known as Paceline Solutions Corporation) ability to continue as a going concern. We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ WithumSmith+Brown, PC

New York, New York

March 24, 2026